Exhibit 99.1

February 23, 2026

To the Board of Directors of Empery Digital Inc.

I currently beneficially own 9.8% of Empery Digital Inc.

This week the Management of Empery Digital Inc. made a private and unsolicited bid to me to repurchase 100% of my stock for a purchase price equal to 100% of mNAV, a large premium to prevailing market valuations, in exchange for a standstill.

They made this bid by phone through their buyback broker on February 18th, and substantiated it in writing on February 23nd. I have declined this offer.

Of course, this bid was made out of the shareholders’ own cash. Management’s stated rationale of buybacks is “accretive share repurchases at prices below net asset value,” not “purchases at 100% of NAV to ensure permanent employment for Ryan Lane.” This proposal is especially offensive when minority shareholders are obviously desperate to get their capital back. For months shareholders have been selling into the company’s buyback at enormous discounts to instantaneous liquidation value.

Management has clearly demonstrated again and again that they will take any action to entrench themselves between shareholders and our capital as they continue to extract compensation and expenses from us.

I am again calling for the immediate resignation of CEO Ryan Lane, the immediate replacement of the entirety of the Board of Directors of Empery Digital Inc., and the immediate sale of all Bitcoin with the proceeds immediately returned to shareholders.

Shame on the Board for letting this embarrassing foolishness continue.

Tice Brown, J.D.